UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

WYNN RESORTS, LIMITED

(Name of issuer)

Common Stock

(Title of class of securities)

983134 10 7

(CUSIP number)

Dennis O. Garris Alston & Bird LLP 950 F Street NW Washington, DC 20004-1404 (202) 239-3452

(Name, address and telephone number of person authorized to receive notices and communications)

January 11, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 983134 10 7	Page 2 of 7 Pages

(1)	Names of reporting persons ARUZE USA, INC.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada, U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 44,408,300*
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 24,549,222*
(11)	Aggregate amount beneficially owned by each reporting person 44,408,300*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 35.5%**
(14)	Type of reporting person (see instructions) CO

*

Includes 10,026,708 shares (the “SAW Shares”) held by Stephen A. Wynn (“Mr. Wynn”) and 9,832,370 shares (the “EW Shares”) held by Elaine P. Wynn (“Ms. Wynn”) that may be deemed to be beneficially owned by the Reporting Persons as a result of that certain amended and restated stockholders agreement, dated as of January 6, 2010 (the “Stockholder Agreement”), among Mr. Wynn, Ms. Wynn and Aruze USA, Inc. The Reporting Persons disclaim beneficial ownership of the SAW Shares and the EW Shares. See Item 4.

**	Based on 124,957,158 shares of common stock outstanding as of November 1, 2011, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2011.

SCHEDULE 13D

CUSIP No. 983134 10 7	Page 3 of 7 Pages

(1)	Names of reporting persons UNIVERSAL ENTERTAINMENT CORPORATION
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 44,408,300*
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 24,549,222*
(11)	Aggregate amount beneficially owned by each reporting person 44,408,300*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 35.5%**
(14)	Type of reporting person (see instructions) CO

*

Includes 10,026,708 shares (the “SAW Shares”) held by Stephen A. Wynn (“Mr. Wynn”) and 9,832,370 shares (the “EW Shares”) held by Elaine P. Wynn (“Ms. Wynn”) that may be deemed to be beneficially owned by the Reporting Persons as a result of that certain amended and restated stockholders agreement, dated as of January 6, 2010 (the “Stockholder Agreement”), among Mr. Wynn, Ms. Wynn and Aruze USA, Inc. The Reporting Persons disclaim beneficial ownership of the SAW Shares and the EW Shares. See Item 4.

**	Based on 124,957,158 shares of common stock outstanding as of November 1, 2011, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2011.

SCHEDULE 13D

CUSIP No. 983134 10 7	Page 4 of 7 Pages

(1)	Names of reporting persons KAZUO OKADA
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 44,408,300*
	(9)	Sole dispositive power 0*
	(10)	Shared dispositive power 24,549,222*
(11)	Aggregate amount beneficially owned by each reporting person 44,408,300*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 35.5%**
(14)	Type of reporting person (see instructions) IN

*

Includes 10,026,708 shares (the “SAW Shares”) held by Stephen A. Wynn (“Mr. Wynn”) and 9,832,370 shares (the “EW Shares”) held by Elaine P. Wynn (“Ms. Wynn”) that may be deemed to be beneficially owned by the Reporting Persons as a result of that certain amended and restated stockholders agreement, dated as of January 6, 2010 (the “Stockholder Agreement”), among Mr. Wynn, Ms. Wynn and Aruze USA, Inc. The Reporting Persons disclaim beneficial ownership of the SAW Shares and the EW Shares. See Item 4.

**	Based on 124,957,158 shares of common stock outstanding as of November 1, 2011, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2011.

SCHEDULE 13D

CUSIP No. 983134 10 7	Page 5 of 7 Pages

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends and supplements the statement on Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2002 (the “Original Filing”), as amended by Amendment No. 1 filed on November 14, 2006, by Amendment No. 2 filed on August 3, 2009, by Amendment No. 3 filed on August 18, 2009, by Amendment No. 4 filed on January 6, 2010, by Amendment No. 5 filed on December 3, 2010 and by Amendment No. 6 filed on December 20, 2010 by Aruze, USA, Inc., Universal Entertainment Corporation and Kazuo Okada (collectively the “Reporting Persons”). Information reported in the Original Filing, as amended, remains in effect except to the extent that it is expressly amended, restated or superseded by information contained in this Amendment No. 7. Capitalized terms used and not defined in this Amendment No. 7 have the meanings set forth in the Original Filing, as amended.

This Amendment No. 7 is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the Reporting Persons.

Item 4. Purpose of Transaction

Item 4 is hereby amended as follows:

On January 11, 2011, Mr. Okada filed a Petition for Writ of Mandamus (the “Petition”) in the District Court of Clark County, Nevada against the Issuer to compel the Issuer to produce certain of its books and records. Mr. Okada filed the Petition due to certain actions of the Issuer described in the Petition. A copy of the Petition is attached as Exhibit 1 to this Amendment No. 7 and is hereby incorporated by reference.

The Reporting Persons are evaluating recent events and will take whatever action that they deem necessary and appropriate to protect the value of their investment in the Issuer’s common stock, which may relate to or could result in the transactions or changes contemplated by Items 4(a) through 4(j) of Schedule 13D. In addition to the actions described in this Item 4, Reporting Persons reserve the right to review their investment in the Issuer on a continuing basis, to formulate or amend plans and/or make proposals and to pursue any number of additional actions with respect to their investment in the Issuer’s common stock, including: (i) communicating with the Issuer, its board of directors, other shareholders or third parties regarding the Issuer’s board of directors or any other transactions or changes contemplated by Items 4(a)-(j) of Schedule 13D, (ii) proposing nominees to the board of directors, (iii) acquire beneficial ownership of additional securities in the open market, in privately negotiated transactions or otherwise, (iv) taking any other actions which could involve one or more types of transactions or have one or more of the results described in Items 4(a)-(j) of Schedule 13D, (v) dispose of all or part of its holdings of securities, or (vi) changing their intention with respect to any or all matters referred to in this Item 4. The factors the Reporting Persons may consider in reviewing their investment include, without limitation, a continuing analysis of the Issuer’s business, financial condition, operations and prospects, board composition and, actions, management structure, general market and economic conditions, the relative attractiveness of alternative business and investment opportunities, and other future developments.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Petition for a Writ of Mandamus filed on January 11, 2012 by the Kazuo Okada against Wynn Resorts, Limited in the District Court of Clark County Nevada.

Exhibit 2	Joint Filing Agreement, dated January 11, 2012 among Aruze USA, Inc., Universal Entertainment Corporation and Kazuo Okada.

SCHEDULE 13D

CUSIP No. 983134 10 7	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Date: January 11, 2012

ARUZE USA, INC.

/s/ Kazuo Okada
By: Kazuo Okada
Its: President

UNIVERSAL ENTERTAINMENT CORPORATION

/s/ Kazuo Okada
By: Kazuo Okada
Its: Chairman and Director

/s/ Kazuo Okada
Kazuo Okada, Individually

EXHIBIT INDEX

Exhibit No.	Description
1	Petition for a Writ of Mandamus filed on January 11, 2012 by the Kazuo Okada against Wynn Resorts, Limited in the District Court of Clark County Nevada.

2	Joint Filing Agreement, dated January 11, 2012 among Aruze USA, Inc., Universal Entertainment Corporation and Kazuo Okada.